RMG Networks Holding Corporation

15301 Dallas Parkway

Suite 500

Addison, TX 75001

February 10, 2014

Ms. Katherine Wray, Attorney-Advisor

Unites States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

RMG Networks Holding Corporation (the “Company”)

Form S-1 (the “Registration Statement”)

File Number 333-192844

Dear Ms. Wray:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement that such Registration Statement will become effective as of 4:00 P.M. on Tuesday, February 11, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RMG NETWORKS HOLDING CORPORATION

By:   /s/ Bill Cole

Name: Bill Cole

Title: Chief Financial Officer